

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Richard Garr
Chief Executive Officer
Curative Biotechnology, Inc.
1825 NW Corporate Blvd, Suite 110
Boca Raton, FL 33431

> **Re: Curative Biotechnology, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed September 28, 2022**
> **File No. 333-264339**

Dear Mr. Garr:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 8 to Registration Statement on Form S-1 filed September 28, 2022

Description of Securities, page 56

1.   We note your disclosure that Aegis Capital Corp. will receive Underwriter's Warrants in connection with the offering. Please revise to provide a description of the warrants in the offering. Please refer to Item 202 of Regulation S-K.

General

2.   Please have counsel revise its opinion to include the shares which may be issued pursuant to the underwriter's overallotment option. We also note that twice you refer to "the Shares." Please revise as this is not a defined term.

3. We note you included the last reported sales price for your common stock as quoted on the OTC Pink was $0.03 per share as of September 14, 2022. Please revise this figure to provide such information as of a more recent date.

You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Raul Silvestre, Esq.